EXHIBIT 99.1

NewsRelease

TransCanada Adds Eighth Solar Facility to Power Portfolio

TORONTO, Ontario – December 29, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has acquired the eighth Ontario solar facility from Canadian Solar Solutions Inc. (Canadian Solar). The newly built Liskeard 1 facility has a generating capacity of 10-megawatts and is located in northeastern Ontario in the New Liskeard region.

The acquisition of Liskeard 1 is part of a larger purchase agreement with Canadian Solar signed in 2011, bringing TransCanada’s investment in its Ontario solar program to over $450 million. The new facility has now started generating electricity under a 20-year power purchase agreement with the Ontario Power Authority.

“We are pleased to have completed the purchase of this additional solar facility in Ontario,” said Russ Girling, president and chief executive officer of TransCanada. “This acquisition continues to show our commitment to maintaining a diverse portfolio of generating capacity in Ontario which includes 958 MW of gas fired generation and our combined interest of about 40 per cent in the 6,200 MW Bruce nuclear facility.

Girling adds that TransCanada is the largest private power producer in the province of Ontario and that regardless of the size or type of project, environmental responsibility is a priority. To protect people, property and the environment, Girling noted that TransCanada is at the forefront of research and in adopting new technologies to build, maintain, monitor and operate the company’s energy infrastructure in a safe and environmentally sustainable way.

TransCanada’s long-term dedication to investing in emission-less and high-efficiency energy sources, research and development and environmental initiatives was recently acknowledged by the Carbon Disclosure Project with an improved ranking for its disclosure of carbon emissions and mitigation of the business risks of climate change. TransCanada has also been named to the Dow Jones Sustainability World Index for 13 consecutive years and earned a place on the DJSI North America Index in 2014.

To date, the company has invested over $5 billion in emission-less energy sources including the largest wind farm in New England and 13 hydro power facilities in New Hampshire, Massachusetts and Vermont, as well as solar projects and Canada's largest wind farm development in Quebec. TransCanada is a partner in Bruce Power, Canada's first private nuclear generator that currently produces 6,200 MW of emission-free electricity in Ontario. TransCanada also specializes in building highly efficient natural gas-fired power plants that are helping North America's transition to a less carbon-intensive electricity supply mix.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard/ Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522